ANNUAL MEETING OF SHAREHOLDERS
On February 9, 2015, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 Election of Trustees:

Shares voted 'For'  	 William R. Ebsworth 		43,865,851
Shares voted 'Withhold' 				1,229,400
Shares voted 'For'       Jane A. Freeman 		43,875,242
Shares voted 'Withhold' 				1,220,009
Shares voted 'For'       Judith M. Johnson 		44,001,007
Shares voted 'Withhold' 				1,094,244
Shares voted 'For'       Donald C. Willeke 		43,963,412
Shares voted 'Withhold' 				1,131,839